Exhibit 99.1

Yandex Announces Third Quarter 2011 Financial Results

MOSCOW AND THE HAGUE, October 27, 2011, Yandex (NASDAQ: YNDX), the leading internet company in Russia operating the country’s most popular search engine and most visited website, today announced its unaudited financial results for the quarter ended September 30, 2011.

Q3 2011 Financial Highlights

•                  Revenues of RUR 5.2 billion ($161.9 million(1)), up 65% compared with Q3 2010
Ex-TAC revenues(2) (excluding traffic acquisition costs) up 59% compared with Q3 2010

•                  Income from operations of RUR 1.8 billion ($55.9 million), up 52% compared with Q3 2010

•                  Adjusted EBITDA(2) of RUR 2.3 billion ($73.3 million), up 54% compared with Q3 2010

•                  Operating margin of 34.5%
Adjusted EBITDA margin(2) of 45.3%
Adjusted ex-TAC EBITDA margin(2) of 53.8%

•                  Net income of RUR 1.7 billion ($53.5 million), up 93% compared with Q3 2010

Adjusted net income(2) of RUR 1.5 billion ($45.8 million), up 49% compared with Q3 2010,  growing slower than net income mainly due to adjusting for the RUR 383 million foreign exchange gain

•                  Net income margin of 33.0%
Adjusted net income margin(2) of 28.3%
Adjusted ex-TAC net income margin(2) of 33.6%

“Yandex delivered strong financial results and made significant progress across all areas of our business during the third quarter.  We increased the pace of the number of new product and services launched compared to prior quarters, both on the user and advertiser fronts. We also launched services in Turkey, an important milestone in our company’s development as it is our first truly international market,” said Arkady Volozh, Chief Executive Officer of Yandex.  “We continue to see robust growth and usage patterns in our markets and we expect that our investments will position the company for sustained growth and profitability going forward.”

The following table provides a summary of key financial results for the three and nine months ended September 30, 2010 and 2011:

	Three months ended September 30,			Nine months ended September 30,
In RUR millions	2010	2011	Change	2010	2011	Change
	(unaudited)
Revenues	3,131	5,159	65%	8,375	13,594	62%
Ex-TAC revenues(2)	2,735	4,341	59%	7,309	11,598	59%
Income from operations	1,173	1,781	52%	3,016	4,431	47%
Adjusted EBITDA(2)	1,519	2,335	54%	3,958	5,968	51%
Net income	883	1,705	93%	2,407	3,650	52%
Adjusted net income(2)	978	1,459	49%	2,498	3,805	52%

(1)  Pursuant to SEC rules regarding convenience translations, Russian ruble (RUR) amounts have been translated into U.S. dollars at a rate of RUR 31.8751 to $1.00, the official exchange rate quoted as of September 30, 2011 by the Central Bank of the Russian Federation.

(2)  This is a non-GAAP financial measure.  Please see “Use of Non-GAAP Financial Measures” below for a discussion of how we define this non-GAAP financial measure.  You will find a reconciliation of this non-GAAP financial measure to the most directly comparable US GAAP measure in the accompanying financial tables at the end of this release.

Q3 2011 Operational Highlights

•                  Share of Russian search market averaged 62.7% in Q3 2011 (according to LiveInternet)

•                  SERPs (search engine result pages) grew 42% from Q3 2010

•                  Number of advertisers was more than 158,000, up 48% from Q3 2010 and up 10% from Q2 2011

•                  Considerable improvements in monetization through affordability of text-based advertising

•                  Innovative experimental display advertising formats

•                  Socio-demographic targeting (Crypta)

•                  Multimedia banner on Yandex.Music

•                  Launched search and several related products in Turkey, Yandex’s first market outside the CIS

•                  Invested $15 million in the US search engine, blekko.com

Revenues

	Three months ended September 30,			Nine months ended September 30,
In RUR millions	2010	2011	Change	2010	2011	Change
Advertising revenues:
Text-based advertising
Yandex websites	2,403	3,768	57%	6,375	10,185	60%
Ad network	369	827	124%	1,057	1,885	78%
Total text-based advertising	2,772	4,595	66%	7,432	12,070	62%
Display advertising	285	464	63%	728	1,232	69%
Total advertising revenues	3,057	5,059	65%	8,160	13,302	63%
Online payments commissions	64	95	48%	181	268	48%
Other	10	5	(50)%	34	24	(29)%
Total revenues	3,131	5,159	65%	8,375	13,594	62%

Text-based advertising revenues, accounting for 89% of total revenues in Q3 2011, continued to determine overall top-line performance.

Text-based advertising revenues from Yandex’s own websites accounted for 73% of total revenues during Q3 2011, and increased 57% compared with Q3 2010. Text-based advertising revenues from our ad network increased 124% compared with Q3 2010 and contributed 16% of total revenues during Q3 2011, with the revenue contribution from our partnership with Rambler accounting for approximately 2 percentage points.

Paid clicks on Yandex’s and its partners’ websites, in aggregate, increased 68% in Q3 2011 compared with Q3 2010, while the average cost per click decreased 1% during the same period as a result of our efforts to increase availability of text-based advertising.

Display advertising revenue, accounting for 9% of total revenues during Q3 2011, increased 63% compared with Q3 2010.

Online payment commissions, excluding intercompany revenue from commissions charged for payments for advertising on Yandex’s sites, accounted for 2% of revenue during Q3 2011, and increased 48% compared with Q3 2010.

Operating Costs and Expenses

Yandex’s operating costs and expenses consist of cost of revenues, product development expenses, sales, general and administrative expenses (SG&A), and depreciation and amortization expenses (D&A). Apart from D&A, each of the above expense categories includes personnel-related costs and expenses, including related share-based compensation expense. Increases across all cost categories, excluding D&A, reflect aggressive investments in overall growth, particularly in talent. Full-time employees increased to 3,163 as of September 30, 2011, up 5% from June 30, 2011, and up 46% from September 30, 2010. Total share-based compensation expense increased 69% in Q3 2011, with the most pronounced increase in the product development category, as detailed below.

Costs of revenues, including traffic acquisition costs (TAC)

	Three months ended September 30,			Nine months ended September 30,
In RUR millions	2010	2011	Change	2010	2011	Change
TAC:
Related to the Yandex ad network	225	526	134%	644	1,188	84%
Related to distribution partners	171	292	71%	422	808	91%
Total TAC	396	818	107%	1,066	1,996	87%
Total TAC as a % of total revenues	12.6%	15.9%		12.7%	14.7%
Other cost of revenues	269	476	77%	724	1,226	69%
Other cost of revenues as a % of revenues	8.6%	9.2%		8.6%	9.0%
Total cost of revenues	665	1,294	95%	1,790	3,222	80%
Total cost of revenues as a % of revenues	21.2%	25.1%		21.4%	23.7%

TAC increased from 14.3% of text-based revenues in Q3 2010 to 17.8% in Q3 2011, reflecting the addition of Rambler to our ad network, as well as improvements in monetization on contextual partner network sites.

Other cost of revenues in Q3 2011 increased 77% compared with Q3 2010, reflecting an increase in datacenter-related costs and utilities, as well as content acquisition costs. The number of people employed in the departments allocated to costs of revenues increased 51%, from 211 as of September 30, 2010, to 319 as of September 30, 2011 with 31 employees added since June 30, 2011.

Product development

	Three months ended September 30,			Nine months ended September 30,
In RUR millions	2010	2011	Change	2010	2011	Change
Product development	521	792	52%	1,479	2,271	54%
As a % of revenues	16.6%	15.4%		17.7%	16.7%

The increase in product development expenses in Q3 2011 primarily reflects the increase in personnel-related expenses. Headcount in development staff increased 48% from 1,173 as of September 30, 2010, to 1,738 as of September 30, 2011, with 112 employees added since June 30, 2011.

Selling, general and administrative (SG&A)

	Three months ended September 30,			Nine months ended September 30,
In RUR millions	2010	2011	Change	2010	2011	Change
SG&A	465	804	73%	1,252	2,378	90%
As a % of revenues	14.9%	15.6%		14.9%	17.5%

The increase in SG&A in Q3 2011 was driven primarily by increased personnel-related costs. Headcount in departments whose costs are allocated to SG&A increased 41%, from 784 as of September 30, 2010, to 1,106 as of September 30, 2011, with 19 added since June 30, 2011.

Share-based compensation (SBC) expense

SBC expense is included in each of the cost of revenues, product development and SG&A categories discussed above.

	Three months ended September 30,			Nine months ended September 30,
In RUR millions	2010	2011	Change	2010	2011	Change
SBC expense included in cost of revenues	4	7	75%	11	19	73%
SBC expense included in product development	22	41	86%	58	111	91%
SBC expense included in SG&A	13	18	38%	35	115	229%
Total SBC expense	39	66	69%	104	245	136%
As a % of revenues	1.2%	1.3%		1.2%	1.8%

Total SBC expense increased 69% in Q3 2011 compared with Q3 2010, with the most pronounced increase in the product development category, reflecting amortization of recent share option grants to developers.

Depreciation and amortization (D&A) expense

	Three months ended September 30,			Nine months ended September 30,
In RUR millions	2010	2011	Change	2010	2011	Change
D&A expense	307	488	59%	838	1,292	54%
As a % of revenues	9.8%	9.5%		10.0%	9.5%

D&A expense increased 59% in Q3 2011 compared with Q3 2010, primarily reflecting previous-period investments in servers and data centers.

As a result of the movements described above, income from operations was RUR 1.8 billion ($55.9 million) in Q3 2011, a 52% increase from Q3 2010, while adjusted EBITDA reached RUR 2.3 billion ($73.3 million) in Q3 2011, up 54% from Q3 2010.

Interest income in Q3 2011 was RUR 47 million, up from RUR 43 million in Q3 2010. This modest increase, notwithstanding the receipt of the IPO proceeds, reflects lower effective interest rates.

Foreign exchange gain in Q3 2011 was RUR 383 million.  This gain is due to the appreciation of the U.S. dollar during Q3 2011 from RUR 28.0758 to $1.00 on June 30, 2011 to RUR 31.8751 to $1.00 on September 30, 2011.  This compares to a foreign exchange loss of RUR 70 million in Q3 2010, as the U.S. dollar depreciated from RUR 31.1954 to $1.00 on June 30, 2010 to RUR 30.403 to $1.00 on September 30, 2010.  Because the functional currency of Yandex’s operating subsidiaries in Russia is the Russian ruble, changes in the ruble value of these subsidiaries’ monetary assets and liabilities that are denominated in other currencies (primarily U.S. dollar-denominated cash, cash equivalents and term deposits maintained in Russia) due to exchange rate fluctuations are recognized as foreign exchange gains or losses in the income statement. Although the U.S. dollar value of Yandex’s U.S. dollar-denominated cash, cash equivalents and term deposits was not impacted by these currency fluctuations, they resulted in upward and downward revaluations, respectively, of the ruble equivalent of these U.S dollar-denominated monetary assets in Q3 2011 and Q3 2010.

Income tax expense for Q3 2011 was RUR 484 million, up from RUR 273 million in Q3 2010. Our effective tax rate decreased from 23.6% in Q3 2010 to 22.1% in Q3 2011, primarily reflecting a change in our treasury policy following the IPO.  In recent years, Yandex’s principal Russian operating subsidiary had been paying dividends to its Netherlands parent company and incurred a 5% withholding tax in Russia when these dividends were paid.  However, under the new treasury policy, management does not currently expect the company’s Russian operating subsidiary to pay dividends to the parent company out of 2011 earnings.  Therefore, no accrual for dividend withholding tax is required for 2011.

Adjusted net income in Q3 2011 was RUR 1.5 billion ($45.8 million), a 49% increase from Q3 2010, broadly in-line with the underlying operating results. It was positively impacted by a change in the effective income tax rate resulting from the elimination of the dividend withholding tax accrual, offset by lower effective interest rates impacting interest income.  Adjusted net income margin was 28.3% in Q3 2011, compared to 31.2% in Q3 2010.

Net income was RUR 1.7 billion ($53.5 million) in Q3 2011, up 93% compared with Q3 2010.  The higher growth in net income compared with adjusted net income was primarily the result of a RUR 383 million foreign exchange gain in Q3 2011 compared to a RUR 70 million foreign exchange loss in Q3 2010.

As of September 30, 2011, Yandex had cash, cash equivalents, term deposits (including long-term deposits) and debt securities of RUR 20.7 billion ($650.5 million).

Net operating cash flow and capital expenditures for Q3 2011 were RUR 2,129 billion ($66.8 million) and RUR 1,711 billion ($53.7 million), respectively.

The total number of shares issued and outstanding on September 30, 2011 was 322,995,027, including 141,789,734 Class A shares, 181,205,292 Class B shares, and one Priority share. There were also options outstanding to purchase up to an additional 15.7 million shares, at a weighted average exercise price of $4.20 per share, of which options to purchase 9.7 million shares were fully vested.

Outlook for the Full Year 2011

Yandex expects to report revenue at the high end of its previously announced range, representing ruble-based year-on-year revenue growth of 58%-60% for the full year 2011. The company reconfirmed that capital expenditures in 2011 should approach RUR 6.3 billion.

Conference Call Information

Yandex’s management will hold an earnings conference call at 9:00 AM on October 27, 2011 U.S. Eastern Daylight Time (5:00 PM Moscow time; 2:00 PM London time).

To access the conference call live, please dial:

US: +1 631 510 7498

UK: +44 (0) 1452 555 566

Russia: 8 10 800 20972044

Passcode: 12895460#

A replay of the call will be available through November 3, 2011. To access the replay, please dial:

US: +1 866 247 4222,

Russia/International: +44 (0) 1452 550 000

Passcode: 12895460#

A live and archived webcast of this conference call will be available at http://investor.shareholder.com/media/Yandex/eventdetail.cfm?eventid=103159

ABOUT YANDEX

Yandex (NASDAQ: YNDX) is the leading internet company in Russia, operating the country’s most popular search engine and most visited website. Yandex also operates in Ukraine, Kazakhstan, Belarus and Turkey. Yandex’s mission is to answer any question internet users may have.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding the planned growth of our business and our anticipated revenue and capital expenditures for full-year 2011. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, competitive pressures, changes in advertising patterns, changes in the legal and regulatory environment, technological developments, unforeseen changes in our hiring patterns, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Prospectus dated May 24, 2011, which is on file with the Securities and Exchange Commission and is available on our investor relations website at http://company.yandex.com/investor_relations/sec_filing.xml and on the SEC website at www.sec.gov. All information provided in this release and in the attachments is as of October 27, 2011, and Yandex undertakes no duty to update this information unless required by law.

Contacts:

Investor Relations

Dmitry Barsukov, Katya Zhukova

Phone: +7 495 739-70-00

E-mail: askir@yandex-team.ru

Press Service

Ochir Mandzhikov, Dina Litvinova

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru

USE OF NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements, which are prepared and presented in accordance with US GAAP, we present the following non-GAAP financial measures: ex-TAC revenue, adjusted EBITDA, adjusted EBITDA margin, adjusted ex-TAC EBITDA margin, adjusted net income, adjusted net income margin and adjusted ex-TAC net income margin. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable US GAAP measures,” included following the accompanying financial tables. We define the various non-GAAP financial measures we use as follows:

•                  Ex-TAC revenue means US GAAP revenues less total traffic acquisition costs (TAC).

•                  Adjusted EBITDA means net income plus (1) depreciation and amortization, (2) share-based compensation expense and (3) provision for income taxes, less (A) interest income and (B) other income/(expense).

•                  Adjusted EBITDA margin means adjusted EBITDA divided by US GAAP revenues.

•                  Adjusted ex-TAC EBITDA margin means adjusted EBITDA divided by ex-TAC revenue.

•                  Adjusted net income means US GAAP net income plus (1) SBC expense adjusted for the income tax reduction attributable to SBC expense and (2) foreign exchange losses (less foreign exchange gains) adjusted for the increase (reduction) in income tax attributable to the foreign exchange gain (loss).

•                  Adjusted net income margin means adjusted net income divided by US GAAP revenues.

•                  Adjusted ex-TAC net income margin means adjusted net income margin divided by ex-TAC revenues.

These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business.

In particular, we believe that it may be useful for investors and analysts to review certain measures both in accordance with US GAAP and net of the effect of TAC, which we view as comparable to sales commissions but, unlike sales commissions, are not deducted from US GAAP revenues.  By presenting revenue, adjusted EBITDA margin and adjusted net income margin net of TAC, we believe that investors and analysts are able to obtain a clearer picture of our business without the impact of the revenues we share with our partners.  In addition, SBC is a significant expense item, and an important part of our compensation and incentive programs.  However, as it is a non-cash charge, and highly dependent on our share price at the time of option grants, we believe that it is useful for investors and analysts to see certain financial measures excluding the impact of these charges in order to obtain a clear picture of our operating performance.  Finally, as we hold significant assets in currencies other than our Russian ruble operating currency, and as foreign exchange fluctuations are outside of our operational control, we believe that it is useful to present adjusted net income and related margin measures excluding these effects, in order to provide greater clarity regarding our operating performance.

Although our management uses these measures for operational decision making and considers these non-GAAP financial measures to be useful for analysts and investors, we recognize that there are a number of limitations related to such measures. In particular, it should be noted that several of these measures exclude some costs, particularly share-based compensation, that are recurring. In addition, the components of the costs that we exclude in our calculation of the measures described above may differ from the components that our peer companies exclude when they report their results of operations.

The tables at the end of this release provide detailed reconciliations of each non-GAAP financial measure we use to the most directly comparable US GAAP financial measure.

Yandex N.V.

Unaudited Condensed Consolidated Balance Sheets

(In millions of Russian rubles and U.S. dollars, except share and per share data)

	As of
	December 31, 2010*	September 30, 2011	September 30, 2011
	RUR	RUR	$

ASSETS
Current assets:
Cash and cash equivalents	3,371	8,653	271.5
Term deposits	3,361	5,286	165.8
Accounts receivable, net of allowance of RUR 64 and RUR 83 ($2.6)	798	938	29.4
Funds receivable, net of allowance of RUR 27 and RUR 21 ($0.7)	49	99	3.1
Prepaid expenses	393	614	19.3
Deferred tax assets	27	268	8.4
Other current assets	196	442	13.9
Total current assets	8,195	16,300	511.4

Property and equipment, net	2,983	5,713	179.2
Intangible assets, net	129	106	3.3
Goodwill	662	662	20.8
Long-term prepaid expenses	275	534	16.7
Term deposits	213	3,457	108.5
Investments in non-marketable equity securities	92	563	17.7
Investments in debt securities	—	3,335	104.6
Deferred tax assets	16	13	0.4
Other non-current assets	52	115	3.6

TOTAL ASSETS	12,617	30,798	966.2

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued liabilities	979	1,638	51.4
Taxes payable	582	688	21.6
Deferred revenue	550	725	22.7
Funds payable and amounts due to customers	826	962	30.2
Total current liabilities	2,937	4,013	125.9

Deferred tax liabilities	50	119	3.7
Other accrued liabilities	15	124	3.9

Total liabilities	3,002	4,256	133.5

Commitments and contingencies

Shareholders’ equity:
Priority share: €1 par value; 1 share authorized, issued and outstanding	—	—	—
Preference shares: €0.01 par value; nil and 2,000,000,001 shares authorized, nil and nil shares issued and outstanding, respectively	—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A 4,539,525,900 and 2,000,000,000, Class B 302,635,060 and 273,764,304, and Class C 302,635,060 and 276,063,445); shares issued (Class A 30,058,714 and 141,789,734, Class B 273,764,304 and 181,205,292, and Class C 2,299,141 and 92,559,012, respectively); shares outstanding (Class A 30,051,214 and 141,789,734, Class B 273,764,304 and 181,205,292, and Class C nil and nil, respectively)	972	658	20.6
Additional paid-in capital	467	12,507	392.4
Accumulated other comprehensive income	148	1,698	53.3
Retained earnings	8,028	11,679	366.4
Total shareholders’ equity	9,615	26,542	832.7

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	12,617	30,798	966.2

*derived from the audited financial statements

Yandex N.V.

Unaudited Condensed Consolidated Statements of Income

(In millions of Russian rubles and U.S. dollars, except share and per share data)

	Three Months Ended September 30,
	2010	2011	2011
	RUR	RUR	$

Revenues	3,131	5,159	161.9

Operating costs and expenses:
Cost of revenues (1)	665	1,294	40.6
Product development (1)	521	792	24.9
Sales, general and administrative (1)	465	804	25.2
Depreciation and amortization	307	488	15.3
Total operating costs and expenses	1,958	3,378	106.0

Income from operations	1,173	1,781	55.9

Interest income	43	47	1.5
Other (expense)/ income, net	(60)	361	11.3

Net income before income taxes	1,156	2,189	68.7

Provision for income taxes	273	484	15.2

Net income	883	1,705	53.5

Net income per Class A and Class B share:
Basic	2.91	5.28	0.17
Diluted	2.87	5.08	0.16

Weighted average number of ordinary shares outstanding
Basic	303,819,350	322,991,507	322,991,507
Diluted	308,003,926	335,758,197	335,758,197

(1)                    These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	4	7	0.2
Product development	22	41	1.3
Sales, general and administrative	13	18	0.6

Yandex N.V.

Unaudited Condensed Consolidated Statements of Income

(In millions of Russian rubles and U.S. dollars, except share and per share data)

	Nine Months Ended September 30,
	2010	2011	2011
	RUR	RUR	$

Revenues	8,375	13,594	426.5

Operating costs and expenses:
Cost of revenues (1)	1,790	3,222	101.1
Product development (1)	1,479	2,271	71.2
Sales, general and administrative (1)	1,252	2,378	74.6
Depreciation and amortization	838	1,292	40.5
Total operating costs and expenses	5,359	9,163	287.4

Income from operations	3,016	4,431	139.1

Interest income	110	117	3.7
Other income, net	26	74	2.3

Net income before income taxes	3,152	4,622	145.1

Provision for income taxes	745	972	30.5

Net income	2,407	3,650	114.6

Net income per Class A and Class B share:
Basic	7.93	11.66	0.37
Diluted	7.83	11.20	0.35

Weighted average number of ordinary shares outstanding
Basic	303,818,018	312,946,822	312,946,822
Diluted	307,493,743	325,941,238	325,941,238

(1)                    These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	11	19	0.6
Product development	58	111	3.5
Sales, general and administrative	35	115	3.6

Yandex N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(In millions of Russian rubles and U.S. dollars)

	Three Months Ended September 30,
	2010	2011	2011
	RUR	RUR	$

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	883	1,705	53.5
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	295	481	15.1
Amortization of acquisition-related intangible assets	12	7	0.2
Share-based compensation expense	39	50	1.5
Deferred income taxes	(8)	8	0.3
Foreign exchange losses/ (gains)	70	(383)	(12.0)
Other	—	21	0.7

Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(40)	(122)	(3.8)
Funds receivable	(4)	14	0.5
Prepaid expenses and other assets	(37)	(140)	(4.4)
Accounts payable and accrued liabilities	62	328	10.3
Deferred revenue	31	84	2.6
Funds payable and amounts due to customers	55	76	2.4

Net cash provided by operating activities	1,358	2,129	66.9

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchase of property and equipment	(521)	(1,711)	(53.7)
Acquisition of business, net of cash acquired	(142)	—	—
Investments in non-marketable equity securities	(93)	(478)	(15.0)
Investments in debt securities	—	(3,119)	(97.9)
Investments in term deposits	(1,419)	(7,338)	(230.2)
Maturities of term deposits	949	2,042	64.1

Net cash used in investing activities	(1,226)	(10,604)	(332.7)

CASH FLOWS USED IN FINANCING ACTIVITIES:
Dividends paid	(906)	—	—
Repurchase of share options	(1)	—	—
Net cash used in financing activities	(907)	—	—

Effect of exchange rate changes on cash and cash equivalents	(25)	1,323	41.5

Net change in cash and cash equivalents	(800)	(7,152)	(2,243)

Cash and cash equivalents at beginning of period	2,155	15,805	495.8

Cash and cash equivalents at end of period	1,355	8,653	271.5

Yandex N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(In millions of Russian rubles and U.S. dollars)

	Nine Months Ended September 30,
	2010	2011	2011
	RUR	RUR	$

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	2,407	3,650	114.5
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	810	1,273	39.9
Amortization of acquisition-related intangible assets	28	19	0.6
Share-based compensation expense	104	216	6.8
Deferred income taxes	(19)	(162)	(5.1)
Foreign exchange gains	(16)	(95)	(3.0)
Other	—	21	0.7

Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(203)	(138)	(4.3)
Funds receivable	—	(49)	(1.5)
Prepaid expenses and other assets	(5)	(759)	(23.9)
Accounts payable and accrued liabilities	309	771	24.2
Deferred revenue	41	174	5.5
Funds payable and amounts due to customers	152	137	4.3

Net cash provided by operating activities	3,608	5,058	158.7

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchase of property and equipment	(1,487)	(3,817)	(119.7)
Acquisition of business, net of cash acquired	(142)	—	—
Investments in non-marketable equity securities	(93)	(478)	(15.0)
Investments in debt securities	—	(3,119)	(97.9)
Investments in term deposits	(3,334)	(9,228)	(289.5)
Maturities of term deposits	1,309	4,311	135.2

Net cash used in investing activities	(3,747)	(12,331)	(386.9)

CASH FLOWS USED IN FINANCING ACTIVITIES:
Dividends paid	(906)	—
Repurchase of share options	(2)	(8)	(0.3)
Ordinary share issuance costs	—	(23)	(0.7)
Proceeds from issuance of ordinary shares	—	11,403	357.7
Proceeds from exercise of share options	1	142	4.5

Net cash used in financing activities	(907)	11,514	361.2

Effect of exchange rate changes on cash and cash equivalents	(4)	1,041	32.7

Net change in cash and cash equivalents	(1,050)	5,282	165.7

Cash and cash equivalents at beginning of period	2,405	3,371	105.8

Cash and cash equivalents at end of period	1,355	8,653	271.5

YANDEX N.V.

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

TO THE NEAREST COMPARABLE US GAAP MEASURES

Reconciliation of Ex-TAC Revenues to US GAAP Revenues

	Three months ended September 30,			Nine months ended September 30,
In RUR millions	2010	2011	Change	2010	2011	Change
Total revenues	3,131	5,159	65%	8,375	13,594	62%
Less: traffic acquisition costs (TAC)	396	818	107%	1,066	1,996	87%
Ex-TAC revenue	2,735	4,341	59%	7,309	11,598	59%

Reconciliation of Adjusted EBITDA to US GAAP Net Income

	Three months ended September 30,			Nine months ended September 30,
In RUR millions	2010	2011	Change	2010	2011	Change
Net income	883	1,705	93%	2,407	3,650	52%
Add: depreciation and amortization	307	488	59%	838	1,292	54%
Add: share-based compensation (SBC) expense	39	66	69%	104	245	136%
Less: interest income	(43)	(47)	9%	(110)	(117)	6%
Less: other (income) / expense, net	60	(361)	n/m	(26)	(74)	185%
Add: provision for income taxes	273	484	77%	745	972	30%
Adjusted EBITDA	1,519	2,335	54%	3,958	5,968	51%

Reconciliation of Adjusted Net Income to US GAAP Net Income

	Three months ended September 30,			Nine months ended September 30,
In RUR millions	2010	2011	Change	2010	2011	Change
Net income	883	1,705	93%	2,407	3,650	52%
Add: SBC expense	39	66	69%	104	245	136%
Less: reduction in income tax attributable to SBC expense	—	(6)	n/m	—	(9)	n/m
Add: foreign exchange loss /(gain)	70	(383)	n/m	(16)	(95)	494%
Add: (reduction) / increase in income tax attributable to foreign exchange (loss) /gain	(14)	77	n/m	3	14	367%
Adjusted net income	978	1,459	49%	2,498	3,805	52%

Reconciliation of Adjusted EBITDA Margin and Adjusted Ex-TAC EBITDA Margin to US GAAP Net Income Margin for the Three Months Ended September 30, 2011

In RUR millions	US GAAP Actual	Net Income Margin (1)	Adjustment (2)	Adjusted EBITDA	Adjusted EBITDA Margin (3)	Adjusted Ex-TAC EBITDA Margin (4)
Net income	1,705	33.0%	630	2,335	45.3%	53.8%

(1)          Net income margin is defined as net income divided by total revenues.

(2)          Adjusted to eliminate depreciation and amortization expense, SBC expense, interest income, other (expense)/income, net, and provision for income taxes. For a reconciliation of adjusted EBITDA to net income, please see the table above.

(3)          Adjusted EBITDA margin is defined as adjusted EBITDA divided by total revenues.

(4)          Adjusted ex-TAC EBITDA margin is defined as adjusted EBITDA divided by ex-TAC revenues.  For a reconciliation of ex-TAC revenues to GAAP revenues, please see the table above.

Reconciliation of Adjusted Net Income Margin and Adjusted Ex-TAC Net Income Margin to US GAAP Net Income Margin for the Three Months Ended September 30, 2011

In RUR millions	US GAAP Actual	Net Income Margin (1)	Adjustment (2)	Adjusted Net Income	Adjusted Net Income Margin (3)	Adjusted Ex-TAC Net Income Margin (4)
Net income	1,705	33.0%	(246)	1,459	28.3%	33.6%

(1)          Net income margin is defined as net income divided by total revenues.

(2)          Adjusted to eliminate SBC expense (as adjusted for the income tax reduction attributable to SBC expense) and foreign exchange losses (less foreign exchange gains) (as adjusted for the increase (reduction) in income tax attributable to the gain (loss)).  For a reconciliation of adjusted net income to net income, please see the table above.

(3)          Adjusted net income margin is defined as adjusted net income divided by total revenues.

(4)          Adjusted ex-TAC net income margin is defined as adjusted net income divided by ex-TAC revenues.  For a reconciliation of ex-TAC revenues to US GAAP revenues, please see the table above.